UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         No       X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the securities market legislation, hereby proceeds to notify the following:

OTHER RELEVANT INFORMATION

BBVA has agreed to carry out an issue of preferred securities contingently convertible into newly issued ordinary shares of BBVA with exclusion of pre-emptive subscription rights for shareholders (the “Securities”) for a total nominal amount of 1,000,000,000 euros (the “Issuance”).

Once fully paid-up, the Securities are expected to qualify as Additional Tier 1 Capital of BBVA and its Group pursuant to the applicable solvency regulations.

Distributions on the Securities, whose payment is discretionary and subject to certain conditions, will accrue at a rate of 6.500% per annum from and including 18 November 2026 to but excluding 18 May 2034. After that, the distribution rate will be reset in accordance with the applicable terms and conditions of the Issuance by applying a margin of 333.4 basis points on the 5-year Mid-Swap Rate.

The Issuance is in no event directed towards retail investors, without prejudice to the additional sales restrictions set out in the terms and conditions of the Issuance.

BBVA will request the listing of the Securities on the Global Exchange Market of Euronext Dublin.

Furthermore, BBVA informs that, for the purposes set forth in articles 414, 417, 510 and 511 of the Spanish Corporate Enterprises Act (Ley de Sociedades de Capital), the director’s report and the report of the independent expert/auditor of accounts different from BBVA’s auditor, both related to the Issuance, have been issued. These reports will be available to shareholders through their publication on BBVA’s website (www.bbva.com) on the Issuance closing date (expected to take place on 18 November 2026) and will be reported to the first General Shareholders’ Meeting to be held after the Issuance.

Madrid, 10 November 2026

Important information:

There are restrictions with respect to the offering of the Securities in various jurisdictions, including the United States, the United Kingdom, Spain, Italy, Belgium, Singapore, Hong Kong, Canada, Switzerland and the European Economic Area.

This document may not be distributed, directly or indirectly, in any jurisdiction in which said distribution is contrary to applicable laws.

This document is not a prospectus and is not an offer or a solicitation to buy, sell, subscribe or exchange any securities issued or to be issued by BBVA. No such offer in relation to the Securities shall be conducted in any jurisdiction in which said offer is not made in conformity with the applicable legislation.

This announcement does not constitute or form part of an offer of securities for sale in the United States or any other jurisdiction. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained in this announcement, will not be accepted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: November 10, 2026
By: /s/ José María Caballero Cobacho

Name: José María Caballero Cobacho

Title: Head of ALM